SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BRINGS LOW FARES TO UKRAINE

15 NEW ROUTES FROM KIEV & LVIV START IN OCTOBER 2018

Ryanair, Europe's No.1 airline, today (23 Mar) announced that it will fly to Ukraine, its 36th country, from October 2018. Ryanair will deliver 800,000 customers p.a. at two major Ukraine airports with 10 new Kiev routes to Barcelona, Bratislava, Gdansk, Krakow, London Stansted, Poznan, Stockholm, Vilnius, Warsaw and Wroclaw and 5 new Lviv routes to Dusseldorf, Krakow, London Stansted, Memmingen and Warsaw.

Ryanair's Kiev winter 2018 schedule will deliver:
●        10 new routes: Barcelona (4 wkly), Bratislava (3), Gdansk (2), Krakow (3), London Stansted (5), Poznan (2), Stockholm S (3), Vilnius (3), Warsaw M (4) & Wroclaw (3)
●        32 weekly flights
●        550,000 customers p.a.

Ryanair's Lviv winter 2018 schedule will deliver:
●        5 new routes: Dusseldorf W (3 wkly), Krakow (3), London S (3), Memmingen (2) & Warsaw M (3)
●        14 weekly flights
●        250,000 customers p.a.

Ukrainian consumers and visitors can now book their holidays as far out as March 2019 at Ryanair.com and Ryanair celebrated its new Ukraine flights by releasing seats for sale at prices starting from just €19.99 for travel from October to March, which are available for booking until midnight Monday (26 Mar).

In Kiev, Ryanair's CEO Michael O'Leary said:

"Ryanair is pleased to announce that low fares have officially arrived in Ukraine, our 36th country of operation, with 15 new routes from Kiev and Lviv, beginning in October, which will help deliver 800,000 annual customers at these two Ukraine airports.

To celebrate our new Ukraine routes, we are releasing seats for sale at prices starting from just €19.99, which are available for booking until midnight Mon (26 Mar) for travel from October to March. Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Minister of Infrastructure, Volodymyr Omelyan, said:

"Ryanair's entry to Ukraine is the most important event for the national airspace over the past 20 years. Europe's largest low-cost airline begins its operations at Boryspil International Airport (Kyiv) and Lviv Danylo Halytskyi International Airport (Lviv).

For Ukrainians, Ryanair's arrival brings about the opportunity to travel cheaply and safely. For the country, it means development of the aviation industry and the network of regional airports. For business, it points to a free and competitive market, with rules of fair play. For visitors, you can fly to Ukraine at the lowest fares and discover its openness, beauty and business opportunities.

Today's signing of the Agreement signals the successful completion of negotiations and I extend my congratulations to Ryanair and wish the company every success in Ukraine for many years to come. Today, I am very happy along with millions of Ukrainians."

For further information
please contact:           Robin Kiely                              Olga Pawlonka
                                    Ryanair DAC                           Ryanair DAC
                                    Tel: +353-1-9451949                 Tel: +353-1-9451768
                                    press@ryanair.com                  pawlonkao@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 March, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary